Trading Symbol (TSX-V: ANZ, OTCQB: TARSF) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 22-18

Alianza Minerals Cancels Private Placement

Vancouver, BC, December 16, 2022 - Alianza Minerals Ltd. (TSX-V: ANZ, OTCQB: TARSF) (“Alianza” or the “Company”) has cancelled the non-brokered private placement of 20 million “Flow-Through” Shares of the Company at a price of C$0.05 per Share for gross proceeds to the Company of up to $1 million (the “Offering”) announced on December 12, 2022.

The timing of the Offering was delayed, putting the pre-year end closing in question and the potential to raise funds at a later date at better prices has increased, so the Company has decided to defer raising funds at present.

About Alianza Minerals Ltd.

Alianza is a discovery focused minerals exploration company, working to provide metals for the modern economy following best ESG practices. Alianza has ongoing exploration programs at the 100% owned flagship Haldane Silver Project in the prolific Keno Hill District, Yukon Territory. Additionally, the Company has a portfolio of gold, silver and base metal projects in Yukon Territory, British Columbia, Colorado, and Nevada. Alianza has one silver project (Tim, Yukon Territory) optioned to Coeur Mining, Inc., two copper projects (Klondike and Stateline, Colorado) optioned to Allied Copper Corp. and is actively seeking partners to advance other projects. Alianza also holds certain royalties on projects in North and South America.

The Company is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.alianzaminerals.com

Twitter: https://twitter.com/AlianzaMinerals

LinkedIn: https://www.linkedin.com/company/alianza-minerals-ltd

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.